

April 30, 2018

Patrick J. Schultheis, Esq.
Wilson Sonsini Goodrich & Rosati, P.C.
701 Fifth Avenue
Suite 5100
Seattle, WA 98104

> **Re:  Impinj, Inc.**
> **Schedule TO-I**
> **Filed April 18, 2018**
> **File No. 005-89795**

Dear Mr. Schultheis:

We have limited our review of the above filing to those issues we have addressed in our comments.  In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

Please respond to this letter by amending the filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and the information you provide in response to these comments, we may have additional comments.  All defined terms used in this letter have the same meaning as in the filing unless otherwise indicated.

**Offer to Exchange Certain Outstanding Stock Options for New Stock Options**

The Offer, page 60

1. On page 67, please correct the date for back-end withdrawal rights to June 13, 2018, as it is correctly stated elsewhere.

2. We note the following disclosure on page 70: "…all new options will be nonstatutory stock options for U.S. tax purposes, regardless of whether they are granted in exchange for nonstatutory stock options or incentive stock options in the Offer."  Such disclosure conflicts with a different explanation of the tax treatment that appears in multiple places: "If your exchanged options were incentive stock options, your new options will be incentive stock options, unless federal tax rules limit this characterization" (see pages 16, 74, and 84 of the Offer to Exchange, and page 2 of the Election Form).  Please reconcile the disclosure.

3.  The second bullet point at the top of page 73 suggests that the issuer may "Complete" the offer even if a condition is triggered, without waiving such condition.  Please advise or revise.

**Election Form**

4.  We note the first item under "Election Terms & Conditions" states, "I have read carefully, understand and agree to be bound by all the terms and conditions of the offer as described in the Offer documents."  It is not appropriate to require option holders to attest to the fact that they "read and understand" the terms of the offer, as such language could be considered to operate as a waiver of liability.  We also note various other references to "understand" throughout the terms and conditions.  Please revise to delete such references.  Alternatively, amend the Election Form to include a legend in bold typeface indicating that the company does not view the various certifications made by option holders as a waiver of the company's liability under U.S. federal securities laws and that the company promises not to assert that any such acknowledgement constitutes a waiver of such liability.

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Please contact David Plattner, Special Counsel, at (202) 551-8094, or me at (202) 551-3619 with any questions.

Sincerely,

/s/  Daniel F. Duchovny

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions